(m)(3)(ii)

September 28, 2011

ING Partners, Inc.
7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                               Reduction in Fee Payable under the ING Partners, Inc. Distribution Plan Pursuant to Rule 12b-1 Plan for Class T Shares

Ladies and Gentlemen:

ING Investments Distributor, LLC (formerly, ING Funds Distributor, LLC) (“IID”) hereby waives a portion of the distribution fee payable to IID under the ING Partners, Inc. Distribution Plan (the “Distribution Plan”)  pursuant to Rule 12b-1 for ING Index Solution 2020 Portfolio, ING Index Solution 2030 Portfolio, ING Index Solution 2040 Portfolio, ING Index Solution 2050 Portfolio, ING Solution 2020 Portfolio, ING Solution 2030 Portfolio, ING Solution 2040 Portfolio, and ING Solution 2050 Portfolio (collectively, the “Portfolios”), each a series of ING Partners, Inc., in an amount equal to 0.05% per annum on the average daily net assets attributable to Class T Shares, as if the distribution fee specified in the Distribution Plan were 0.45%.  By this letter, we agree to waive that portion of the distribution fee for the period September 28, 2011 through and including May 1, 2013.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President

Agreed and Accepted:

ING Partners, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investments Distributor, LLC
Suite 100	Fax: 480-477-2744
Scottsdale, AZ 85258-2034	www.ingfunds.com